File 82-2783

SUPPL

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682.6205
Website: www.formcap.com

Draft EIS Indicates Idaho Cobalt Project Demonstrates Environmental Stewardship

Vancouver, B.C., February 21, 2007, Formation Capital Corporation, (Formation, FCO-TSX), announced today its wholly owned subsidiary, Formation Capital Corporation, U.S. ("the Company") located in Salmon, Idaho, reports the findings of the Draft Environmental Impact Statement (EIS) conducted by the United States Forest Service of their 100% owned Idaho Cobalt Project (ICP) indicate that the project is compatible with the preservation of the environment.

"Speaking for Formation, I am delighted with the findings of the Draft EIS," said Mari-Ann Green, the firm's Chairman and Chief Executive Officer. "It confirms our long-held view that the Idaho Cobalt Project can be constructed, operated and reclaimed with minimal environmental impacts on the land, air, wildlife and water quality of the region. We intend to provide some 150 good-paying jobs and produce an environmentally beneficial product. The EIS shows we're on the right path," she added.

"This is a significant procedural step in the permitting of the ICP, however the findings are equally important - especially the findings that expected water quality changes in area streams will not be significant, overall air quality in the project area will remain at or near present levels, there will be no effect on endangered wildlife species, the project is not expected to significantly affect endangered fish species or their habitat, and there will be no impacts to wilderness resources. This holds true under all alternatives," she continued.

According to Bill Scales, President of Formation Capital Corporation, U.S., the Draft EIS identifies Alternative 4 as the Forest Service's preferred alternative for the project. "This alternative applies a number of mitigation measures to Formation's proposal, the most important are additional improvements to area public roads to be funded by Formation, changes in water treatment, changes to the tailings and waste rock disposal area configuration and reclamation, and placement of additional neutralizing materials in the underground mine workings", Scales stated.

"Our overall assessment of the Draft EIS is that it does an outstanding job of answering the fundamental questions which the public may have regarding the effects of the ICP on water and other resources. The preferred alternative with its added mitigation should lead to a higher level of protection for the environment and that's a good thing," Scales added. "We have looked at Alternative 4, and are prepared to add these mitigation measures to our mine plan. We will be reading the Draft EIS in great detail and may yet have some additional comments on this alternative during the public comment period", Scales concluded.

The public comment period will last 60 days from the day the Draft EIS is published in the Federal Register. It is currently expected that the Draft EIS will be published on February 23, 2007, thus commencing the 60 day public comment period, now expected to end on April 24, 2007. It is estimated that an additional 60 – 90 days, will be needed for the Forest Service (FS) to review the public comments and prepare the Final EIS and Record of Decision (ROD) which is expected, as reported by the FS, by Q3 of 2007.

The ROD is a document in which the FS will select an alternative for the Idaho Cobalt Project that would incorporate the Company's Mine Plan of Operations as well as any design changes, mitigation measures or other changes which the FS might deem appropriate.

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Subsequent to issuing the final EIS and ROD, there is an appeal period. If there are no appeals, the Company would then modify its Plan of Operations, as directed in the FS's ROD and acquire the necessary permits before the FS could approve the Mine Plan of Operations allowing the project to commence construction. In addition, the Company must post the appropriate reclamation bonds before construction.

In the event that there are appellants, an appeal resolution process would take place, subsequent to which the Company would submit its modified Plan of Operations for approval.

The draft EIS is available from the Forest Service web site at http://www.fs.fed.us/r4/sc/projects and at http://www.epa.gov/fedrgstr/EPA-IMPACT/2007/February/. The public is invited to review and comment on the document. All comments should be sent to Mr. Bill Wood, Salmon-Challis National Forest, 1206 S. Challis St. Salmon, ID 83467.

Formation Capital Corporation

"Mari-Ann Green"

C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com

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